EXHIBIT 99.5

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Lundin Mining Corporation (the “registrant”) is filing its annual report on Form 40-F for the fiscal year ended December 31, 2006 (the “Report”) with the United States Securities and Exchange Commission.

I, Colin K. Benner, Chief Executive Officer of the registrant, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: March 31, 2007

/s/ Colin K. Benner
Colin K. Benner
Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. 1350, AS ENACTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Lundin Mining Corporation (the “registrant”) is filing its annual report on Form 40-F for the fiscal year ended December 31, 2006 (the “Report”) with the United States Securities and Exchange Commission.

I, Anders Haker, Chief Financial Officer of the registrant, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: March 31, 2007

/s/ Anders Haker
Anders Haker
Vice President and Chief Financial Officer